

October 16, 2017

Mr. Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

> **Re:** **Automatic Data Processing, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 5, 2017 by William A. Ackman et al.**
> **File No. 001-05397**

Dear Mr. Brand:

We have the following comment.

1. We have been advised that some shareholders of Automatic Data Processing, Inc. have received phone calls from a third party conducting a poll related to the contested election of directors involving Pershing Square Capital Management, L.P. and Automatic Data Processing, Inc. We understand that the polling questions were asked in a manner intended to influence, rather than record, the shareholders' opinions as to Automatic Data Processing, Inc. and its management. We remind you of your obligation under Rule 14a-6 to file all written soliciting materials, including any scripts to be used in soliciting proxies, under the cover of Schedule 14A on the date of first use. We also remind you of your obligation to disclose the information required by Item 4(b)(3) of Schedule 14A if specifically engaged employees, representatives or other persons have been or are to be employed to solicit proxies from shareholders.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions